Exhibit 12.1

CRESTWOOD EQUITY PARTNERS LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Pre-tax (loss) income from continuing operations before adjustment for non-controlling interest and equity earnings (including amortization of excess cost of equity investment) per statements of income	$(215.2)	$(223.3)	$(2,305.1)	$(9.3)	$(49.6)
Add:
Fixed charges	123.3	149.5	166.4	148.7	86.7
Amortized capitalized interest	0.5	0.4	0.4	0.2	0.1
Distributed income of equity investees	47.7	39.0	—	—	—
Less:
Capitalized interest	(2.9)	(0.7)	(2.5)	(7.7)	(3.4)
Distributions to non-controlling interest	(15.2)	(15.2)	(11.3)	—	—
Non-controlling interest in pre-tax income of subsidiary with no fixed charges(1)	—	—	—	(16.8)	(4.9)
Total earnings available for fixed charges	$(61.8)	$(50.3)	$(2,152.1)	$115.1	$28.9

Fixed charges:
Interest and debt expense	102.3	125.8	142.6	134.8	81.3
Interest component of rent	5.8	8.5	12.5	13.9	5.4
Distributions to non-controlling interest	15.2	15.2	11.3	—	—
Total fixed charges	$123.3	$149.5	$166.4	$148.7	$86.7

Ratio of earnings to fixed charges(2)(3)	—	—	—	—	—

(1)
For the years ended December 31, 2014 and 2013, dividend requirement of preferred securities issued by our consolidated subsidiary was paid in units and therefore were not considered a fixed charge for purposes of this computation.

(2)
For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax income from continuing operations before adjustment for non-controlling interest and income from equity investee plus fixed charges (excluding capitalized interest) and amortized capitalized interest. "Fixed charges" represents interest expensed and capitalized, amortization of debt costs, an estimate of the interest within rental expense, and preferred security dividend requirements of consolidated subsidiaries.

(3)
Earnings for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 were inadequate to cover fixed charges by approximately $185.1 million, $199.8 million,$2,318.5 million, $33.6 million and $57.8 million.